Exhibit 8.1

List of Subsidiaries of Lianluo Smart Limited

Subsidiary Name	Jurisdiction of Incorporation
De-haier Medical Systems (Hong Kong) Limited	Hong Kong, China
Beijing Dehaier Medical Technology Company Limited	China
Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd.	China
Breathcare LLC.*	Illinois, U.S.

*   Breathcare was dissolved on June 30, 2017

*   De-haier Medical Systems (Hong Kong) Limited was dissolved on December 19, 2011